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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SANDERSON FARMS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
800013
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	800013	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS: TRUSTMARK NATIONAL BANK

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	64-0180810

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,918,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,918,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 800013	13G	Page 3 of 6 Pages
Item 1(a).      Name of Issuer:
Sanderson Farms, Inc. (The “Company”)
Item 1(b).      Address of Issuer’s Principal Executive Offices:
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
Item 2(a).      Name of Persons Filing:
Trustmark National Bank
Item 2(b).      Address of Principal Business Office or, if none, Residence:
Trustmark National Bank
415 N. Magnolia Street
Laurel, Mississippi 39440.
Item 2(c).      Citizenship:
Trustmark National Bank is a bank organized under the laws of the United States.
Item 2(d).      Title of Class of Securities:
Common Stock, par value $1.00 per share.

CUSIP NO. 800013	13G	Page 4 of 6 Pages

Item 2(e).	Cusip Number:

800013

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

(b)	[x]	Bank as defined in section 3(a)(6) of the Act. (Trustmark National Bank Only.)

(c)	[ ]	Insurance company as defined in section 3(a)19 of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13(d)-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13(d)-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	Group, in accordance with § 240.13(d)-1(b)(1)(ii)(J).

Item 4.	Ownership

The paragraphs below set forth information for the reporting person as of the date of filing of this report with respect to the following:

	(a)	amount beneficially owned;

	(b)	percent of class; and

	(c)	number of shares as to which such person has: (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii)sole power to dispose or to direct the disposition; (iv) shared power to dispose or to direct the disposition.

CUSIP NO. 800013	13G	Page 5 of 6 Pages
This amended statement is filed on behalf of Trustmark National Bank, in its capacity as trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates (the “ESOP”) . The ESOP is the record owner of 1,918,960 shares of common stock of the Company, representing approximately 9.3% of the Company’s outstanding common stock. Trustmark National Bank, in its capacity as trustee of the ESOP, has investment power with respect to those shares of common stock and therefore is deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the 1,918,960 shares of common stock owned of record by the ESOP. The participants in the ESOP exercise sole voting power as to the shares allocated to their respective accounts under the ESOP.

Trustmark National Bank, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned by the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Upon termination of employment, the participants in the ESOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Company’s common stock allocated to their accounts in the ESOP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 800013	13G	Page 6 of 6 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:      February 14, 2007
TRUSTMARK NATIONAL BANK,
In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates

BY:	/s/ Leslie Moore
ITS:	Trust Officer